SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2

On February 18, 2011, at 09:00 a.m., on Avenida Roque Petroni Junior, nº 1464, 6º andar, lado B, Presidential Meetings room, Morumbi, São Paulo – SP, a meeting of the members of the Statutory Audit Council of VIVO PARTICIPAÇÕES S.A. was held, with the attendance of Cristiane Barretto Sales – Executive Vice-President of Finance, Planning and Control and Investor Relations; Giuliano Augusto de Melo – Accounting Manager, and Messrs. Drayton Teixeira Melo, Cassio Oliveira Barbosa and Bruno Galvão, representatives of the Independent Auditor (Ernst & Young Terco Auditores Independentes). In fulfillment of the Agenda, resolutions were passed with respect to the following matters:

  to examine and discuss the financial statements, accompanied with the drafts of the independent auditors’ opinion and Management’s annual report, for fiscal year ended on 12/31/2010: the members of the Statutory Audit Committee, after examination and discussion, unanimously approved, without proviso, the Management accounts, including the Management’s Report, the Financial Statements and Explanatory Notes, accompanied with the Opinions issued by the Independent  Auditors and by the Statutory Audit Council, which were sent to the Board of Directors;
  to examine the capital budget proposal for fiscal year 2011: the members of the Statutory Audit Council, after examination and discussion, unanimously approved, without proviso, the Company’s Capital Budget (comprising the subsidiary’s and the Company’s budget) for Fiscal Year 2011, which budget was adopted as a minimum and reference value, and may be timely reviewed along the year, to the extent of the Company’s needs, which was sent to the Board of Directors;
  to examine the proposal for allocation of the profit for fiscal year ended on 12/31/2010: the members of the Statutory Audit Council, after examination and discussion, unanimously approved, without proviso, the proposal for allocation of the profit for fiscal year 2010.
  Other matters: none.

Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up, having been read, approved and signed by the Members of the Statutory Audit Council and by the Secretary, and following transcribed in the proper book.

5. DATE AND SIGNATURES: São Paulo, February 18, 2011. Paula Bragança França Mansur – President of the Statutory Audit Council; Peter Edward MR Wilson and Juarez Rosa da Silva – Members of the Statutory Audit Council, and Michelle Morkoski Landy - Secretary.

I hereby certify that this is a faithful copy of the minutes of the regular meeting of the Statutory Audit Council, held on February 18, 2011, as drawn-up in the proper book.

Michelle Morkoski Landy
Secretary - OAB/SP nº 178.637

STATUTORY AUDIT COUNCIL’S OPINION

The members of the Statutory Audit Council of Vivo Participações S.A., in the exercise of their legal duties and responsibilities, as set forth in article 163 of the Corporations Act, have examined the financial statements, accompanied with the independent auditors’ opinion and the Management’s annual report for the fiscal year ended on December 31, 2010 (“2010 Annual Financial Statements”) and, considering the information provided by the Company’s Management and by Ernst & Young Terco Auditores Independentes S.S., as well as the proposal for allocation of the profit for Fiscal Year 2010 and the Capital Budget Proposal for the fiscal year to end at December 31, 2011, hereby express their unanimous opinion to the effect that the above referred documents fairly reflect, in all material aspects, the equity and financial position of the Company and of its subsidiary, and recommend their approval by the Board of Directors of the Company and their submission to the General Shareholders’ Meeting, under the terms of the Corporations Act.

São Paulo, February 18, 2011.

Paula Bragança França Mansur
President, Statutory Audit Council

Peter Edward MR Wilson
Member, Statutory Audit Council

Juarez Rosa da Silva
Member, Statutory Audit Council

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.